FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                         For the month of September 2005
                               14 September, 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky  Broadcasting Group plc
                announcing IFRS Statement released on
                14 September 2005


14 September 2005

                       BRITISH SKY BROADCASTING GROUP PLC

         Restated financial information for the year ended 30 June 2005 under International Financial Reporting Standards ("IFRS")

OVERVIEW

Following a Regulation issued by the Council of the European Union ("EU"), BSkyB Group plc ("Sky" or "the Group"), along with all European Union listed groups, is required to adopt International Financial Reporting Standards including International Accounting Standards ("IAS") and Interpretations, as adopted by the EU, together "IFRS", in the preparation of its consolidated financial statements for periods beginning 1 July 2005.

The Group's first results published under IFRS will be for the quarter ending 30 September 2005, and its first Annual Report and Accounts under IFRS will be for the year ending 30 June 2006. The Group's date of transition to IFRS is 1 July 2004. In advance of the release of its first quarter results under IFRS, the Group has restated its results for the year ended 30 June 2005, which were prepared under generally accepted accounting principles in the UK ("UK GAAP").

The most significant changes to Sky's results for the year ended 30 June 2005 as a result of adopting IFRS were presented on 3 August 2005. These are summarised below:

Share-based payments

   * An increase of GBP19 million in administration costs as a result of the requirements to:

     - recognise in the Income Statement a charge for share options and awards at fair value on the date of grant, rather than intrinsic value; and
     - recognise an additional charge for the Executive Scheme options, which have an intrinsic value of nil under UK GAAP, and for the Sharesave scheme, which has a specific exemption under UK GAAP.

   * The Group's liability arising from the award of share options is reclassified to equity from accruals.

Financial instruments & hedge accounting

   * A reduction of GBP12 million in programming costs and a reduction of GBP5 million in finance costs as a result of the requirements to:

     - record all foreign currency transactions at spot exchange rates at the transaction date and all foreign currency monetary assets and liabilities at closing exchange rates at each Balance Sheet date;
     - recognise derivative financial instruments on the Balance Sheet at fair value from inception of the contract; and
     - account separately for any derivatives embedded within other contracts and recognise them on the Balance Sheet at fair value, with changes in fair value recognised in the Income Statement.

Goodwill

   * A write-back of GBP116 million of goodwill amortisation charged under UK GAAP for subsidiary undertakings as goodwill is no longer amortised, and instead is subject to annual impairment testing.
   * Goodwill will remain on the Balance Sheet at its net carrying value under UK GAAP as at 1 July 2004 unless any impairments are identified in the future.

These adjustments, together with other less significant, recurring adjustments, led to an increase in operating profit of GBP120 million and, together with the one-off adjustment of GBP32 million relating to the disposal of Granada Sky Broadcasting and recurring tax adjustments, led to an increase in profit after tax of GBP153 million for the year ended 30 June 2005.

The IFRS Financial Information as set out in Part 1 has been audited by Deloitte & Touche LLP. Their audit report to the Board of Directors, which contains an unqualified opinion, has been modified to include an emphasis of matter paragraph.

FINANCIAL INFORMATION

Part 1 (audited)
The IFRS Financial Information, comprising:

   * Income Statement for the year ended 30 June 2005;
   * Statement of Recognised Income and Expenditure for the year ended 30 June 2005;
   * Balance Sheet at 1 July 2004 (the "Transition Balance Sheet");
   * Balance Sheet at 30 June 2005;
   * Cash Flow Statement for the year ended 30 June 2005; and
   * Note 1: Basis of preparation, IFRS exemptions and basis of presentation.

Part 2

   * Audit Report from Deloitte & Touche LLP on the IFRS Financial
     Information.

Part 3 (unaudited)

   * Quarterly IFRS Income Statements for the year ended 30 June 2005

Supporting materials are available for download from the Company's website, www.sky.com/corporate.

ENQUIRIES
Analysts/Investors:
Andrew Griffith                                         Tel: 020 7705 3118
Robert Kingston                                         Tel: 020 7705 3726
E-mail: investor-relations@bskyb.com

Press:
Julian Eccles                                           Tel: 020 7705 3267
Robert Fraser                                           Tel: 020 7705 3036
E-mail: corporate.communications@bskyb.com

Finsbury:
Alice Macandrew                                         Tel: 020 7251 3801


PART 1

Consolidated IFRS Income Statement for the year ended 30 June 2005


                  As               Financial    Goodwill       Other adjustments
            reported    Share-    instruments
               under     based      & hedge
                  UK  payments     accounting                                                IFRS
               GAAP*    IFRS 2   IAS 21  IAS 39   IFRS 3  IAS 38  IAS 28/31  IAS 18   adjustments    IFRS
                GBPm      GBPm     GBPm    GBPm     GBPm    GBPm       GBPm    GBPm          GBPm    GBPm
Notes                       (i)     (ii)   (iii)     (iv)     (v)       (vi)   (vii)

Revenue        4,048                                                             23            23   4,071
Operating
expenses      (3,346)      (19)     (22)     34      116      11                (23)           97  (3,249)
_________________________________________________________________________________________________________
EBITDA           910       (19)     (22)     34               11                                4     914
Depreciation
and
amortisation    (208)                                116                                      116     (92)
_________________________________________________________________________________________________________
Operating
profit           702       (19)     (22)     34      116      11                              120     822

Share of
results of
joint ventures
and associates    14                                                                            -      14
Investment
income            30                                                     (1)                   (1)     29
Finance
costs            (92)               (26)     31                                                 5     (87)
Profit on
disposal of
joint venture    (23)                                 32                                       32       9
Profit before
tax              631       (19)     (48)     65      148      11         (1)                  156     787
_________________________________________________________________________________________________________
Taxation        (206)        6       14     (20)              (3)                              (3)   (209)
Profit for the
year
attributable
to equity
holders of the
parent           425       (13)     (34)     45      148       8         (1)                  153     578
_________________________________________________________________________________________________________
Earnings per
share (in
pence)
Basic and
diluted         22.2p     (0.6p)   (1.8p)   2.4p     7.7p    0.4p      (0.1p)                 8.0p   30.2p
_________________________________________________________________________________________________________

*Presented in IFRS format

Share-based payments

(i) IFRS 2 -"Share-based Payment"

Under UK GAAP, the Group recognised a charge in the Profit and Loss Account for its long-term incentive plans, based on the difference between the exercise price of the award and the price of a Sky share on the date of grant (the "intrinsic value"). No charge was recognised in respect of the Executive Share scheme, as the awards had an intrinsic value of nil, nor in respect of the Sharesave scheme due to a specific exemption under UK GAAP for such schemes.

Under IFRS 2, the Group is required to recognise a charge in the Income Statement for all share options and awards, based on the fair value of the awards as calculated at the grant date using an option-pricing model. This IFRS method of valuations is applied in assessing the Income Statement charge for all share option schemes, including the Executive and Sharesave schemes. The Group recognises a corresponding increase in shareholders' equity in respect of this charge. The effects of these two changes result in an additional charge to administration costs of GBP19 million and a reduction in taxation for the year of GBP6 million under IFRS compared to the charge under UK GAAP.

Financial instruments & hedge accounting

Financial instruments and hedge accounting under IFRS resulted in an increase in profit before tax of GBP17 million and an additional tax charge of GBP6 million. The breakdown of these adjustments is detailed below:


(ii) IAS 21 - "The Effects of Changes in Foreign Exchange Rates"

Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures, the rates inherent in the hedging contracts have been used to translate the hedged items. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each Balance Sheet date. The restatement of foreign currency creditors, programming additions and amortisation in the period resulted in a net charge of GBP22 million to programming costs. The restatement of US$ debt and accrued interest in the period resulted in an additional charge to finance costs of GBP26 million. Together, these adjustments resulted in a GBP14 million reduction in the taxation charge for the year.

(iii) IAS 39 "Financial Instruments - Recognition and Measurement"

Under UK GAAP, the Group has recognised gains or losses on financial instruments on maturity. Under IAS 39, the Group is required to recognise its derivative financial instruments on the Balance Sheet at fair value from inception of the contract, with changes in fair value being recognised in the Income Statement. Where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in fair value) that is determined to be an effective hedge is initially recognised in equity in a hedging reserve, and is transferred to the Income Statement over the same period as the underlying hedged exposure affects the Income statement. This resulted in a reduction in programming costs of GBP34 million, and a reduction in finance costs of GBP31 million in respect of forward contracts and cross currency and interest rate swaps which achieved hedge accounting and an additional charge to taxation for the year of GBP20 million.

Goodwill

(iv) IFRS 3 - "Business Combinations"

Under UK GAAP, the Group amortised goodwill on a straight-line basis over periods no longer than twenty years. Under IFRS 3, the Group's goodwill balances which existed at the date of transition to IFRS are no longer amortised and instead are subject to annual impairment testing. Therefore, the amortisation charge under UK GAAP for 2005 of GBP116 million has been reversed under IFRS.

Under UK GAAP, goodwill arising on acquisitions which had been written off to reserves is recycled to the Profit and Loss Account on disposal of the investment. Under IFRS 3, such goodwill is not included in the gain or loss on disposal. This results in a different gain or loss on disposal of investments under IFRS. During the year, this difference gave rise to an adjustment of GBP32 million to reverse out goodwill recycled to the Profit and Loss Account on the disposal of Granada Sky Broadcasting Limited ("GSB"), so that the GBP23 million loss on disposal under UK GAAP became a gain on disposal of GBP9 million under IFRS.

Other adjustments

(v) IAS 38 - "Intangible Assets"

IAS 38 requires development expenditure to be recognised in the Balance Sheet if it is probable it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain smartcard development expenditure arising in the year that was expensed under UK GAAP must be capitalised under these criteria. This has resulted in an GBP11 million reduction in operating expenses and an additional charge to taxation for the year of GBP3 million.

(vi) IAS 28 - "Investments in Associates" and IAS 31 - "Investments in Joint Ventures"

Under UK GAAP, the Group accounted for its share of joint ventures and associates using equity accounting. Under IFRS, the Group continues to apply equity accounting. However, under IFRS, the Group is required to cease recognising losses in equity accounted investments where our share of the loss exceeds our investment in the venture, unless it has incurred legal or constructive obligations or made payments on behalf of the joint venture or associate. In addition, the Group's share of joint ventures' interest and taxation are reported through the share of joint ventures line. Lastly, goodwill amortisation relating to joint ventures and associates has been reversed out under IFRS. The net impact of these adjustments was a reduction in 'Investment income' of GBP1 million.

(vii) IAS 18 - "Revenue"

Under UK GAAP, revenues derived from the sale of surplus programming rights and magazine advertising were recognised net against operating expenses. Under IFRS, this revenue has been recognised on a gross basis, resulting in a GBP23 million increase in revenue, offset by a GBP23 million increase in operating costs. This treatment is consistent with the Group's US GAAP accounting policy for revenue.


Consolidated statement of recognised income and expenses for the year ended 30 June 2005


                                                                         2005
                                                                         GBPm

Profit for the year attributable to equity holders of the
parent                                                                    578
_____________________________________________________________________________
Net income recognised directly in equity
Gains or losses on cash flow hedges (i)                                    22
Tax on cash flow hedges taken directly to equity (i)                       (6)
                                                                           16
_____________________________________________________________________________
Transfers to the Income Statement
Gains or losses on cash flow hedges (i)                                    (4)
Tax on cash flow hedges transferred from equity (i)                         1
                                                                           (3)
_____________________________________________________________________________
Net gains not recognised in the Income Statement                           13
_____________________________________________________________________________
Total recognised income for the year attributable to equity
holders of the parent                                                     591
_____________________________________________________________________________

Financial instruments & hedge accounting

(i) IAS 39 "Financial Instruments - Recognition and Measurement"
Under UK GAAP, there are no gains or losses for the year, other than those recognised in the Profit and Loss account. Under IFRS, where hedge accounting of cash flows is achieved, the portion of the gain or loss on the hedging instrument (i.e. the change in fair value) that is determined to be an effective hedge is initially recognised in equity in a hedging reserve, and is transferred to the Income Statement over the same period as the underlying hedged exposure affects the Income statement. The statement of recognised income and expense therefore includes gains or losses on cash flow hedges and their related tax effects.


Consolidated IFRS Balance Sheet at 1 July 2004


                  As               Financial              Other adjustments
            reported    Share-    instruments
               under     based      & hedge
                  UK  payments     accounting                                                    IFRS
               GAAP*    IFRS 2   IAS 21  IAS 39   IAS 38   IAS 10    IAS 7   IAS 28/31    adjustments    IFRS
Notes                       (i)     (ii)   (iii)     (iv)      (v)     (vi)       (vii)
                GBPm      GBPm     GBPm    GBPm     GBPm     GBPm     GBPm        GBPm           GBPm    GBPm

Non-current
assets
Goodwill         417                                                                                -     417
Intangible
assets             -                                 155                                          155     155
Property, plant
and equipment    376                                (155)                                        (155)    221
Investments in
joint ventures
and associates    33                                                                                -      33
Available for
sale
investments        2                                                                                -       2
Derivative
financial
assets             -                          9                                                     9       9
Deferred tax
assets (viii)    151         1      (37)     42                                                     6     157

                 979         1      (37)     51                                                    15     994
_____________________________________________________________________________________________________________
Current assets
Inventories      375                (26)                                                          (26)    349
Trade and other
receivables      363                                                                                -     363
Derivative
financial
assets             -                          3                                                     3       3
Short-term
deposits         173                                                   (39)                       (39)    134
Cash and cash
equivalents      474                                                    39                         39     513

               1,385                (26)      3                                                   (23)  1,362
_____________________________________________________________________________________________________________
Total assets   2,364         1      (63)     54                                                    (8)  2,356
_____________________________________________________________________________________________________________
Current
liabilities
Trade and
other
payables       1,122       (23)     (31)                      (63)                  (3)          (120)  1,002
Derivative
financial
liabilities        -                         43                                                    43      43
Current tax
liabilities       48                                                                                -      48

               1,170       (23)     (31)     43               (63)                  (3)           (77)  1,093
_____________________________________________________________________________________________________________
Non-current
liabilities
Borrowings     1,076               (118)                                                         (118)    958
Other
payables          28                                                                                -      28
Derivative
financial
liabilities        -                        111                                                   111     111

               1,104               (118)    111                                                    (7)  1,097
_____________________________________________________________________________________________________________
Total
liabilities    2,274       (23)    (149)    154               (63)                  (3)           (84)  2,190
_____________________________________________________________________________________________________________
Share capital    971                                                                                -     971
Share premium  1,437                                                                                -   1,437
Other reserves   206                         (1)                                                   (1)    205
Retained
earnings      (2,524)       24       86     (99)               63                    3             77  (2,447)

Shareholders'
equity            90        24       86    (100)               63                    3             76     166
_____________________________________________________________________________________________________________
Total
liabilities
and
shareholders'
equity         2,364         1      (63)     54                                                    (8)  2,356
_____________________________________________________________________________________________________________

*Presented in IFRS format



Share-based payments

(i)       IFRS 2 - "Share-based Payment"

Under UK GAAP, certain amounts charged through the Profit and Loss Account for share-based payments were shown within accruals in the Balance Sheet. Under IFRS, they are required to be recorded within reserves. This resulted in a reclassification between accruals and reserves of GBP23 million in the Group's transitional Balance Sheet. In addition, the requirements of IAS 12 - "Income Taxes" led to the recognition of GBP1 million of additional deferred tax assets relating to share-based payments.

Financial instruments & hedge accounting

Financial instruments and hedge accounting under IFRS resulted in a decrease in total assets of GBP9 million, an increase in total liabilities of GBP5 million and a decrease in shareholders equity of GBP14 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 - "The Effects of Changes in Foreign Exchange Rates"

Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures economically, the rates inherent in the hedging contracts have been used to translate the hedged items into GBP. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each Balance Sheet date. The restatement of foreign currency balances led to a decrease in programming creditors of GBP31 million, a decrease in programming inventory of GBP26 million, and a decrease in borrowings of GBP118 million. These adjustments also led to a GBP37 million decrease in deferred tax assets.

(iii) IAS 39 - "Financial Instruments: Recognition and Measurement"

Under IAS 39, the Group is required to recognise its derivative financial instruments on the Balance Sheet at fair value from inception of the contract, with changes in fair value being initially recognised in the hedging reserve or the Income Statement. In the transitional Balance Sheet, this resulted in the recognition of additional assets of GBP2 million and additional liabilities of GBP43 million in respect of financial instruments used to hedge programming foreign currency exposures. Additional assets of GBP9 million and liabilities of GBP111 million were recognised in respect of financial instruments used to hedge the Group's foreign currency debt exposure, and GBP1 million of additional assets relating to embedded derivatives. These adjustments increased deferred tax assets by GBP42 million.

Other adjustments

(iv) IAS 38 - "Intangible Assets"

IAS 38 requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification. This resulted in a reclassification between 'Property, plant and equipment' and 'Intangible assets' of GBP155 million in the Group's transitional Balance Sheet.

(v) IAS 10 - "Events after the Balance Sheet Date"

Under UK GAAP, dividends declared after the Balance Sheet date, but before the date of signing the financial statements, are treated as adjusting post-Balance Sheet events, and the associated dividend payable has been recorded as a liability within the year-end Balance Sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved. This resulted in the removal of the final dividend of GBP63 million declared in August 2004 in respect of the year ended 30 June 2004 from the Group's transitional Balance Sheet.

(vi) IAS 7 - "Cash Flow Statements"

Under IAS 7, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition. This resulted in an IFRS reclassification in the transitional Balance Sheet from 'Short-term deposits' to 'Cash and cash equivalents' of GBP39 million for items with a maturity of less than three months at the date of acquisition.

(vii) IAS 28 - "Investments in Associates" and IAS 31 "Investments in Joint Ventures"

In accordance with the equity accounting requirements of IAS 28, the Group's accumulated share of losses in certain joint ventures that exceed its interest in those entities and its obligations to provide further funding are not recognised. This resulted in an adjustment of GBP3 million in the transitional Balance Sheet for losses recognised under UK GAAP.

(viii) IAS 1 - "Presentation of Financial Statements"

Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax assets previously classified within current assets under UK GAAP.



Consolidated IFRS Balance Sheet at 30 June 2005


                  As               Financial    Goodwill       Other adjustments
            reported    Share-    instruments
               under     based      & hedge
                  UK  payments     accounting                                                IFRS
               GAAP*    IFRS 2   IAS 21  IAS 39   IFRS 3  IAS 38     IAS 10   IAS 7   adjustments    IFRS
Notes                       (i)     (ii)   (iii)     (iv)     (v)       (vi)   (vii)
                GBPm      GBPm     GBPm    GBPm     GBPm    GBPm       GBPm    GBPm          GBPm    GBPm

Non-current
assets
Goodwill         301                                 116                                      116     417
Intangible
assets             -                                         202                              202     202
Property,
plant and
equipment        526                                        (191)                            (191)    335
Investments
in joint
ventures and
associates        23                                                                            -      23
Available for
sale
investments        2                                                                            -       2
Derivative
financial
assets             -                          9                                                 9       9
Deferred tax
assets (viii)    100         2      (23)     29               (3)                               5     105

                 952         2      (23)     38      116       8                              141   1,093
_________________________________________________________________________________________________________
Current
assets
Inventories      340                (19)                                                      (19)    321
Trade and
other
receivables      331                                                                            -     331
Derivative
financial
assets             -                         14                                                14      14
Short-term
deposits          54                                                            140           140     194
Cash and cash
equivalents      643                                                           (140)         (140)    503

               1,368                (19)     14                                                (5)  1,363
_________________________________________________________________________________________________________
Total assets   2,320         2      (42)     52      116       8                              136   2,456
_________________________________________________________________________________________________________
Current
liabilities
Trade and
other
payables       1,140       (14)      (2)                               (93)                  (109)  1,031
Derivative
financial
liabilities        -                          6                                                 6       6
Current tax
liabilities      100                                                                            -     100
Provisions
(viii)            13                                                                            -      13

               1,253       (14)      (2)      6                        (93)                  (103)  1,150
_________________________________________________________________________________________________________
Non-current
liabilities
Borrowings     1,076                (94)                                                      (94)    982
Other
payables          25                                                                            -      25
Derivative
financial
liabilities        -                        112                                               112     112

               1,101                (94)    112                                                18   1,119
_________________________________________________________________________________________________________
Total
liabilities    2,354      (14)      (96)    118                        (93)                   (85)  2,269
_________________________________________________________________________________________________________
Share
capital          934                                                                            -     934
Share
premium        1,437                                                                            -   1,437
Capital
redemption
reserve           37                                                                            -      37
Other
reserves         131                        (14)      73                                       59     190
Retained
earnings      (2,573)      16        54     (52)      43       8        93                    162  (2,411)
Shareholders'
equity           (34)      16        54     (66)     116       8        93                    221     187
_________________________________________________________________________________________________________
Total
liabilities
and
shareholders'
equity         2,320        2       (42)     52      116       8                              136   2,456
_________________________________________________________________________________________________________

*Presented in IFRS format


Share-based payments

(i)       IFRS 2 - "Share-based Payment"

Under UK GAAP, certain amounts charged through the Profit and Loss Account for share-based payments are shown within accruals in the Balance Sheet. Under IFRS, they are required to be recorded within reserves. This resulted in a reclassification between accruals and reserves of GBP14 million at 30 June 2005. In addition, the requirements of IAS 12 - "Income Taxes" led to the recognition of GBP2 million of additional deferred tax assets relating to share-based payments.

Financial instruments & hedge accounting

Financial instruments and hedge accounting under IFRS resulted in an increase in total assets of GBP10 million, an increase in total liabilities of GBP22 million and a decrease in shareholders equity of GBP12 million. The breakdown of these adjustments is detailed below:

(ii) IAS 21 - "The Effects of Changes in Foreign Exchange Rates"

Under UK GAAP, where the Group has taken out financial instruments to hedge foreign currency exposures economically, the rates inherent in the hedging contracts have been used to translate the hedged items into GBP. IAS 21 requires the Group to record all foreign currency transactions at spot exchange rates at the transaction date, and to state all foreign currency monetary assets and liabilities at closing exchange rates each Balance Sheet date. The restatement of foreign currency balances led to a decrease in programming creditors of GBP2 million, a decrease in programming inventory of GBP19 million, and a decrease in borrowings of GBP94 million. These adjustments also led to a GBP23 million decrease in deferred tax assets.

(iii) IAS 39 - "Financial Instruments - Recognition and Measurement"

Under IAS 39, the Group is required to recognise its derivative financial instruments on the Balance Sheet at fair value from inception of the contract, with changes in fair value being recognised in the Income Statement. In the Balance Sheet at 30 June 2005 this resulted in the recognition of additional assets of GBP13 million and additional liabilities of GBP6 million in respect of financial instruments used to hedge the Group's programming foreign currency exposures. Additional assets of GBP9 million and liabilities of GBP112 million were recognised in respect of financial instruments used to hedge the Group's foreign currency debt exposure, and GBP1 million of additional assets relating to embedded derivatives. These adjustments increased deferred tax assets by GBP29 million.

Goodwill

(iv) IFRS 3 - "Business Combinations"
The adjustment of GBP116 million reinstates the goodwill amortisation charged under UK GAAP in the period, and is partly offset by an adjustment of GBP73 million in reserves, which reverses a release from the merger reserve to the Profit and Loss reserve made under UK GAAP in relation to the acquisitions on which the goodwill arose.

Other adjustments

(v) IAS 38 - "Intangible Assets"

IAS 38 requires certain expenditure, which was capitalised as tangible fixed assets under UK GAAP, to be capitalised as intangible assets under IFRS. These assets include software that is not integral to a related item of hardware and software development. The assets have been reclassified on transition to IFRS, and have continued to be amortised over their useful economic lives, which have not changed as a result of the reclassification. This resulted in a reclassification between 'Property, plant and equipment' and 'Intangible assets' of GBP191 million in the Balance Sheet.

IAS 38 requires development expenditure to be recognised in the Balance Sheet if it is probable that it will provide future economic benefits to the Group and its cost can be measured reliably. Under IFRS, certain development expenditure arising in the year meets these criteria and has therefore been capitalised. Under UK GAAP the Group has elected to expense all such expenditure as incurred. This results in an increase of GBP11 million in intangible assets in the Balance Sheet at 30 June 2005. This adjustment decreases deferred tax assets by GBP3 million.

(vi) IAS 10 - "Events after the Balance Sheet Date"

Under UK GAAP, dividends declared after the Balance Sheet date, but before the date of signing the financial statements, are treated as adjusting post-Balance Sheet events, and the associated dividend payable has been recorded as a liability within the year-end Balance Sheet. Under IAS 10 such a dividend is recorded as a liability in the accounting period in which it is approved. This resulted in the removal of the final dividend of GBP93 million declared in August 2005 in respect of the year ended 30 June 2005 from the Group's Balance Sheet.

(vii) IAS 7 - "Cash Flow Statements"

Under IAS 7, the definition of cash and cash equivalents normally includes investments with a short maturity (less than three months) from the date of acquisition, which are readily convertible to a known amount of cash with an insignificant risk of changes in value. The definition of short-term deposits includes commercial paper and other term deposits with a maturity of more than three months from the date of acquisition. This resulted in an IFRS reclassification in the Balance Sheet from 'Cash and cash equivalents' to 'Short-term deposits' of GBP140 million for items with a maturity of more than three months at the date of acquisition.

(viii) IAS 1 - "Presentation of Financial Statements"

Under IAS 1, all deferred tax balances must be classified as non-current assets or liabilities, which has led to a reclassification of deferred tax assets previously classified within current assets under UK GAAP.

In addition, GBP13 million of provisions, disclosed separately under UK GAAP, have been reclassified to current liabilities.


Consolidated IFRS cash flow statement for the year ended 30 June 2005


                            As reported  Cash flow Intangible          IFRS     IFRS
                                  under statements     assets   adjustments
                               UK GAAP*      IAS 7     IAS 38
Notes                                           (i)       (ii)
                                 GBPm         GBPm       GBPm          GBPm     GBPm
Cash flows from operating
activities
Cash generated from
operations                        978                      11            11      989
Interest received                  28                                     -       28
Taxation paid                    (103)                                    -     (103)
Decrease (increase) in
short-term deposits               164         (224)                    (224)     (60)
Net cash from
operating activities            1,067         (224)        11          (213)     854
____________________________________________________________________________________
Cash flows from investing
activities
Funding to joint ventures
and associates                     (4)                                    -       (4)
Repayments of funding from
joint ventures and associates       8                                     -        8
Dividends received from
joint ventures and associates      12                                     -       12
Proceeds from the sale of a
joint venture                      14                                     -       14
Purchase of property,
plant and equipment              (230)                     81            81     (149)
Purchase of intangible
assets                              -                     (92)          (92)     (92)
Proceeds from the sale of
equity investments                  1                                     -        1
Net cash used in investing
activities                       (199)                    (11)          (11)    (210)
____________________________________________________________________________________
Cash flows from financing
activities
Proceeds from issue of
shares held in
Employee Share
Ownership Plan
("ESOP")                            4                                     -        4
Purchase of own shares for
ESOP                              (14)                                    -      (14)
Share buy-back                   (416)                                    -     (416)
Interest paid                     (91)                                    -      (91)
Dividends paid to
shareholders                     (138)                                    -     (138)
Net cash used in financing
activities                       (655)                                    -     (655)
____________________________________________________________________________________
Effect of
foreign
exchange rate
changes                             -            1                        1        1

Net increase
(decrease) in
cash and cash
equivalents                       213         (223)         -          (223)     (10)
____________________________________________________________________________________

*Presented in IFRS format

(i) IAS 7 - "Cash Flow Statements"

Under IAS 7, only deposits maturing within three months of deposit are normally classified as 'Cash and cash equivalents'. Investments with maturities of over three months have therefore been reclassified to 'Short-term deposits', resulting in a GBP224 million reduction in the effect of short-term deposits on the movement in cash and cash equivalents.

(ii) IAS 38 - "Intangible Assets"

The Group's GBP81 million expenditure on software and development during the year has been reclassified from purchase of property, plant and equipment to purchase of intangible assets. In addition, certain cash flows relating to smartcard development of GBP11 million have been reclassified from cash generated from operations to the purchase of intangible assets.


NOTE 1

Basis of preparation

The attached financial information has been prepared in accordance with the accounting standards and interpretations that the Group expects to be in effect at 30 June 2006, the date of the Group's first full financial statements prepared on an IFRS basis. However, there remains some uncertainty as to whether the International Accounting Standards Board ("IASB") and other related bodies will issue new or revised standards, which, subject to their endorsement by the European Commission, may or may not be mandatory for the Group's 30 June 2006 financial statements, and which the Group may or may not adopt early on a voluntary basis. It is possible that the restated information for 2005 presented in this document may be subject to change before its inclusion in the 2006 Annual Report and Accounts, which will contain the Group's first full financial statements prepared in accordance with IFRS.


IFRS 1 exemptions

IFRS 1 "First-Time Adoption of International Financial Reporting Standards" requires full retrospective application of IFRS, with certain limited exemptions and exceptions. The Group has taken the following exemptions:

   * IFRS 2 "Share-based Payment" - The Group has not applied IFRS 2 to any share options and share awards granted before 7 November 2002, and has instead applied it to all share options and awards granted after 7 November 2002 which had not vested by 1 January 2005.
   * IFRS 3 "Business Combinations" - The Group has not applied IFRS 3 to business combinations prior to its transition date of 1 July 2004.

In addition, the Group has elected not to take the following available exemptions:

   * IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" - The Group has applied these standards in its comparative IFRS results for the year ended 30 June 2005 rather than applying the standards from 1 July 2005.
   * IAS 16 "Property, Plant and Equipment" - The Group has not used fair value as deemed cost for items of property, plant and equipment. Instead, the group has retrospectively accounted for property, plant and equipment under IAS 16.

The other exemptions available within IFRS 1 are not applicable to the circumstances of the Group.

Basis of presentation

The Group has presented its Income Statement, Balance Sheets, Statement of Recognised Income and Expenditure and Cash Flow Statement in accordance with IAS 1 "Presentation of Financial Statements" and IAS 7 "Cash Flow Statements".

IAS 1 does not provide definitive guidance on the format of the Income Statement, but stipulates that certain line items must be disclosed as a minimum. Additional line items, headings and subtotals are presented on the face of the Group's Income Statement where such presentation is relevant to the understanding of the Group's financial performance.

IAS 1 requires that the Balance Sheet includes separate classifications of current and non-current assets, and current and non-current liabilities, with certain stipulated line items presented therein. As required by IAS 1, deferred tax balances are classified as non-current items. Additional line items, headings and subtotals are presented on the face of the Balance Sheet where such presentation is relevant to the understanding of the Group's financial position.

The Group has accounted for its joint ventures under the equity accounting requirements set out in IAS 28 "Investments in Associates" for both associates and joint ventures, as permitted by IAS 31 "Interests in Joint Ventures". Under IAS 28, where an investor's share of losses equals or exceeds its interest in a joint venture or associate, the investor discontinues recognising its share of further losses, unless the investor has incurred legal or constructive obligations to fund the joint venture or associate further.

IAS 7 requires that cash flows be classified under the headings of operating, investing and financing activities. This has led to changes in the presentation of the Group's Cash Flow Statement under IFRS.

PART 2

INDEPENDENT AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF BRITISH SKY BROADCASTING GROUP PLC ON THE PRELIMINARY IFRS FINANCIAL INFORMATION

We have audited the accompanying preliminary International Financial Reporting Standards ("IFRS") consolidated opening balance sheet as at 1 July 2004 and the preliminary IFRS consolidated financial information of British Sky Broadcasting Group plc ("the Company") and its subsidiaries (together "the Group") for the year ended 30 June 2005 which comprises the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, the consolidated statement of recognised income and expense and the related Note 1 (hereinafter referred to collectively as "the IFRS Financial Information").

This report is made solely to the Board of Directors in accordance with our related engagement letter and solely for the purpose of assisting them with complying with the requirements of IFRS 1. Our audit work has been undertaken so that we might state to the company's Board of Directors, those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we will not accept or assume responsibility to anyone other than the company for our audit work, for our report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The Company's directors are responsible for ensuring that the Company and the Group maintains proper accounting records and for the preparation of the IFRS Financial Information on the basis set out in Note 1, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at 30 June 2006. Our responsibility is to audit the IFRS Financial Information in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards and report to you our opinion as to whether the IFRS Financial Information is prepared, in all material respects, on the basis set out in Note 1.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the IFRS Financial Information. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the IFRS Financial Information, and of whether the accounting policies are appropriate to the circumstances of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we consider necessary in order to provide us with sufficient evidence to give reasonable assurance that the IFRS Financial Information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the IFRS Financial Information.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that Note 1 explains why there is a possibility that the accompanying IFRS Financial Information may require adjustment before constituting the final comparative IFRS financial information. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements comprising a balance sheet, income statement, statement of recognised income and expense, cash flow statement, together with comparative financial information and explanatory notes, can provide a fair presentation of the Group's financial position, results of operations and cash flows in accordance with IFRS.

Opinion

In our opinion the IFRS Financial Information is prepared, in all material respects, in accordance with the basis set out in Note 1, which describes how IFRS will be applied under IFRS 1, including the assumptions the directors have made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the Company prepares its first complete set of IFRS financial statements as at 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London
13 September 2005

PART 3

Quarterly IFRS Income Statements for the year ended 30 June 2005 (unaudited)


                                           Q1      Q2      Q3      Q4    Total
                                         GBPm    GBPm    GBPm    GBPm     GBPm

Revenue                                   948   1,009   1,019   1,095    4,071
Operating expenses                       (759)   (842)   (802)   (846)  (3,249)
______________________________________________________________________________
EBITDA                                    213     191     239     271      914
Depreciation and amortisation             (24)    (24)    (22)    (22)     (92)
______________________________________________________________________________
Operating profit                          189     167     217     249      822
______________________________________________________________________________
Share of results from joint ventures
and associates                              1       7       3       3       14
Investment income                           7       8       7       7       29
Finance costs                             (21)    (24)    (24)    (18)     (87)
Profit on disposal of joint venture         -       9       -       -        9
Profit before tax                         176     167     203     241      787
______________________________________________________________________________
Taxation                                  (54)    (44)    (63)    (48)    (209)
Profit for the quarter attributable
to equity holders of the parent           122     123     140     193      578
______________________________________________________________________________
Earnings per share (in pence) from
profit for the quarter
attributable to equity holders of the
parent
Basic and diluted                         6.3p    6.4p    7.3p   10.3p    30.2p
______________________________________________________________________________


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 14 September 2005                  By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary